Exhibit 21.1

Subsidiaries

1.    Lake City Bank, Warsaw, Indiana, a banking corporation organized under the laws of the State of Indiana.

2.    LCB Investments II, Inc., a subsidiary of Lake City Bank incorporated in Nevada to manage a portion of the Bank’s investment portfolio.

3.    LCB Funding, Inc., a subsidiary of LCB Investments II, Inc. incorporated under the laws of Maryland to operate as a real estate investment trust.